EXHIBIT 4.4

AMENDMENT NO. 1 TO THE
CASTLE BRANDS INC.
2013 INCENTIVE COMPENSATION PLAN

THIS AMENDMENT No. 1 (the “Amendment”), is made as of this 28th day of February, 2017 to the Castle Brands Inc. (the “Company”) 2013 Incentive Compensation Plan (the “Plan”).

WHEREAS, the Company did establish the Plan, effective as of October 15, 2012; and

WHEREAS, on December 16, 2016, the Board of Directors of the Company adopted resolutions to amend the Plan, pursuant to Section 10 thereof and subject to approval by the shareholders of the Company, to increase the number of shares available to be granted thereunder from 10,000,000 to 20,000,000; and

WHEREAS, on February 28, 2017, the shareholders of the Company approved the amendment to the Plan.

NOW, THEREFORE, as of the date of this Amendment, the Plan shall be, and hereby is, amended as follows:

1.	Section 4(a) of the Plan is amended and restated in its entirety to read as follows:

“Limitation on Overall Number of Shares Available for Delivery Under Plan. Subject to adjustment as provided in Section 10(c) hereof, the total number of Shares reserved and available for delivery under the Plan shall be 20,000,000. Any Shares delivered under the Plan may consist, in whole or in part, of authorized and unissued shares or treasury shares.”

2.	Section 4(c)(v) of the Plan is amended and restated in its entirety to read as follows:

“Notwithstanding anything in this Section 4(c) to the contrary but subject to adjustment as provided in Section 10(c) hereof, the maximum aggregate number of Shares that may be delivered under the Plan as a result of the exercise of the Incentive Stock Options shall be 20,000,000 Shares.”

3.	In all other respects, the Plan shall remain unchanged by the Amendment.

IN WITNESS WHEREOF, the Company has caused this Amendment to be executed as of the day and year first written above.

CASTLE BRANDS INC.
By:	/s/ Alfred J. Small
	Name:	Alfred J. Small
	Title:	Senior VP, CFO, Secretary and Treasurer